Exhibit 17.2

November 4, 2005

Mr. Thomas A. Rose, Esq.
1065 Avenue of the Americas
New York, New York 10018

Mr. Rose:

               This firm represents J.W. Rhea, IV in connection with your November 3, 2005 letter and the November 3, 2005 Form 8-K filing by Terax Energy, Inc. This also is a demand that this statement be attached to the subject Form 8-K. Mr. Rhea’s statement provided yesterday prior to the company’s filing was not attached in violation of Sarbanes-Oxley, Item 5.02(a) .

               Mr. Rhea disagrees with the matters in the letter, the 8-K and its exhibits and provides the following statement:

I.	INTRODUCTION.

               Mr. Rhea was removed as a director and officer of Terax Energy, Inc. in an effort by the existing board of directors and certain shareholders to cover-up Mr. Rhea’s discovery that those directors and shareholders had hired a convicted felon, Mr. Bill Chester, to act as a senior executive at the company. Mr. Rhea was removed as a director one day after providing detailed information to the company concerning Mr. Chester’s criminal past. Mr. Rhea also discovered and reported that another director has been recently accused of being counsel for a Ponzi scheme that resulted in a multi-million dollar loss for investors.

II.	FACTUAL BACKGROUND.

               The following is a timeline of relevant events:

               1.         Mr. Rhea was hired by the company effective June 1, 2005.

               2.         Mr. Chester was a consultant for Mr. Andrew Hromyk, Mr. Eric Boehnke and/or Century Capital Management Ltd. in connection with the set-up of Terax and had been since 2004. Mr. Chester was employed by the company as Vice President-Business Development. Mr. Chester certified the accuracy of the company’s March 28, 2005 8-K, March 30, 2005 10-KSB, May 13, 2005 10-QSB, May 31, 2005 8-K and August 19, 2005 10-KSB.

               3.         Due to a series of unusual occurrences, Mr. Rhea grew suspicious about Mr. Chester’s qualifications, experience and honesty. On or about September 30, 2005, Mr. Rhea spoke to Mr. Eric Boehnke, believed to be a significant shareholder in Vancouver, Canada and inquired as to Mr. Chester’s background and whether or not the company had conducted a background check. Mr. Boehnke indicated he believed that they had done a thorough check and that Mr. Chester was supremely qualified. Mr. Boehnke agreed to look into it again.

               4.         Approximately one week later, Mr. Rhea inquired of Eric Boehnke as to the result of his internal inquiry. Mr. Boehnke stated that they would speak later, but would not provide a written response as to the results.

               5.         Approximately one week later, in early to mid-October, Mr. Rhea and Mr. Boehnke met in person and Mr. Rhea was told that there was nothing wrong with Mr. Chester.

               6.         Shortly thereafter, Mr. Rhea discovered through public data searches that Mr. Chester met the same description as a Billy Wayne Chester who was convicted of bank fraud and money laundering, ordered to pay over $9,500,000 in restitution, and received a 5 year federal, probated sentence.

               7.         On October 23, 2005, another board member and outside general counsel, Phillip Wylie, left a voicemail with Mr. Rhea that an attorney working for one of the shareholders, Mr. John Legg, was coming to Texas and that they must meet, with no reason stated.

               8.         On Monday October 24, 2005, John Legg announced that a shareholders resolution would be circulated to remove Mr. Rhea for cause with no disclosure in the meeting of the reasons, but stated that Mr. Rhea could avoid damage to his reputation by accepting a non-negotiable pay-off and simply resign by later that evening.

               9.         After the meeting, Mr. Rhea informed Mr. Wylie that Mr. Chester apparently met the description of the Billy Wayne Chester who was convicted of bank fraud and money laundering, ordered to pay over $9,500,000 in restitution, and received a 5 year federal, probated sentence.

               10.        Earlier, Mr. Rhea discovered that Mr. Chester had spent in excess of $15,665 of company funds through a debit card issued in his name on two occasions in September 2005 at a Dallas “topless” night club, apparently with Dallas area businessmen and one or more of the current board members and/or shareholders. Mr. Rhea informed Mr. Wylie of this on or about October 4, 2005 while trying to reconcile the company’s cash position.

               11.        On October 25, 2005 a mysterious deposit of $15,665 showed up in the Company operating account. It appears that Mr. Chester somehow repaid these amounts, despite the fact that he told Mr. Rhea twelve days earlier that his bank account had been “wiped-out” by the state attorney general on October 13, 2005 to collect child support debts.

               12.        On October 25, 2005, Mr. Rhea discovered significant factual information indicating that (1) Mr. Chester is in fact the same Bill Wayne Chester convicted of bank fraud and money laundering, (2) Mr. Chester appears to have been using the social security number of a dead person, (3) Mr. Chester appears to have used the social security number of at least one more dead person in the past, and (4) Mr. Chester’s resume contains significant inaccuracies.

               13.        Mr. Rhea also learned that the director and outside general counsel, Mr. Phillip Wylie, has been accused in the past of acting as counsel for an investment scheme that turned out to be a Ponzi scheme in which investors lost millions of dollars. Mr. Wylie was accused of failing to discover that the operator of the investment scheme was committing a crime. To the best of Mr. Rhea’s knowledge, Mr. Wylie was not accused of being a willing participant in the Ponzi scheme.

               14.        On October 26, 2005, Mr. Rhea traveled to Vancouver, BC to meet with Mr. Andrew Hromyk and Mr. Eric Boehnke on October 27, 2005 and informed them of what he had discovered concerning Mr. Chester. On October 27, 2005, Mr. Rhea provided Messrs. Boehnke, Hromyk, and Wylie with an electronic copy of the proof that Mr. Chester was Billy Wayne Chester, the convicted felon.

               15.        The very next day, on October 28, 2005, Mr. Rhea was removed as a director by the shareholders and was told that he must meet with the board of directors on October 31, 2005 as there was a proposal before the board to terminate his employment for cause.

               16.        The only truly independent director, Mr. Rex White, was kept completely in the dark on all of these matters. Mr. White learned of the allegations regarding Mr. Chester and Mr. Wylie on October 31, 2005 and resigned from the board that day.

               17.        Mr. Rhea has since learned that Messrs. Hromyk, Boehnke, Legg and Wylie worked continuously and closely with Mr. Chester to terminate Mr. Rhea in an apparent attempt to cover-up Mr. Chester’s background, or minimize its disclosure.

III.	THE NOVEMBER 3, 2005 FORM 8-K FILING VIOLATES SARBANES-OXLEY IN AT LEAST THREE MATERIALS ASPECTS.

	A.	Failure To Attach Mr. Rhea’s November 3, 2005 Statement to the 8-K Violates Item 5.02(a) and Provides Further Evidence of An Intent to Mislead.

               1.        Sarbanes-Oxley requires that, upon removal or resignation of a director, the company must attach as an exhibit to its Form 8-K “any” written correspondence concerning the circumstances surrounding his or her resignation, refusal or removal regardless of whether or not the director requests that the company take such action. Item 5.02(a) .

               2.         Prior to filing the November 3, 2005 Form 8-K, the company had in its possession (1) a written statement from Mr. Rhea describing his disagreement with the Form 8-K, disagreement concerning the grounds for termination, and factual information concerning Mr. Chester’s criminal background, (2) a draft statement from Mr. Rhea on the same subject, and (3) extensive correspondence from Mr. Rhea on this subject.

               3.         The company attached none of these items to the Form 8-K filing, thereby violating Item 5.02(a) .

               4.         The only reasonable conclusion is that the current board members and certain shareholders intended to further their attempts to conceal the actual reasons for Mr. Rhea’s removal by refusing to attach the required information.

B.	Failure To Describe The Reasons for Mr. Chester’s Resignation Violates Item 5.02(a) and Provides Further Evidence of An Intent to Mislead.

               1.         Sarbanes-Oxley requires that, upon removal or resignation of a director, the company must provide a brief description of the circumstances representing the disagreement that management believes caused, “in whole or in part,” the director’s resignation. Item 5.02(a) .

               2.         Management knew prior to filing the November 3, 2005 Form 8-K, that Mr. Chester had resigned, at least in part, due to disagreements concerning the discoveries regarding his criminal background.

               3.         The company not only failed to disclose this fact, but failed to make any disclosure concerning the reasons for Mr. Chester’s resignation, all in violation of Item 5.02(a) .

               4.         Prior to filing the November 3, 2005 Form 8-K, the company also had in its possession significant correspondence concerning Mr. Chester’s criminal background.

               5.         The company disclosed none of these items to the Form 8-K filing, all in violation of Item 5.02(a) .

               6.         The only reasonable conclusion is that the current board members and certain shareholders intended to further their attempts to conceal the actual reasons for Mr. Rhea’s removal and Mr. Chester’s resignation by refusing to disclose the required information.

C.	Failure To Describe The Reasons for Mr. Rex White’s Resignation Violates Item 5.02(a) and Provides Further Evidence of An Intent to Mislead.

               1.         Sarbanes-Oxley requires that, upon removal or resignation of a director, the company must provide a brief description of the circumstances representing the disagreement that management believes caused, “in whole or in part,” the director’s resignation. Item 5.02(a) .

               2.         Management knew prior to filing the November 3, 2005 Form 8-K, that Mr. White resigned, at least in part, due to disagreements concerning the discoveries regarding Mr. Chester’s criminal background.

               3.         The company not only failed to disclose this fact, but failed to make any disclosure concerning the reasons for Mr. White’s resignation, all in violation of Item 5.02(a) .

               4.         The company also had in its possession written correspondence on the subject of Mr. White’s resignation. Sarbanes-Oxley requires that, upon removal or resignation of a director, the company must attach as an exhibit to its Form 8-K “any” written correspondence concerning the circumstances surrounding his or her resignation, refusal or removal regardless of whether or not the director requests that the company take such action. Item 5.02(a) .

               5.         The company attached none of these items to the Form 8-K filing, all in violation of Item 5.02(a) .

               6.         The only reasonable conclusion is that the current board members and certain shareholders intended to further their attempts to conceal the actual reasons for Mr. Rhea’s removal by refusing to provide the required information regarding Mr. White’s resignation.

IV.	THE FALSE STATEMENTS IN THE FORM 8-K, THE TERMINATION LETTER AND THE “REPORT” BY MR. WYLIE.

               1.         The Form 8-K alleges that Mr. Rhea “may have” misappropriated $26,000. Any implication or statement that Mr. Rhea misappropriated any funds is completely false. Mr. Rhea has received not one dime more than he is entitled to under his employment contract and the company currently owes him money for expense reimbursements. The allegations in the report by Mr. Wylie and the 8-K are false, misleading and defamatory.

               2.         With respect to the allegation that Mr. Rhea “misappropriated $26,000,” the following facts are irrefutable and demonstrate that the statements made in the 8-K are false. The supposedly misappropriated funds are divided into two categories, $18,000 Mr. Rhea received as net, after tax salary in September 2005 and $8,000 in expense advances Mr. Rhea received in August, 2005:

a.

Mr. Rhea’s monthly salary per his employment agreement is set at $22,916.97 per month. Mr. Rhea received $18,000 in net, after tax salary in September 2005. He received checks in the amount of $9,000 on September 1 & 13.

b.

Mr. Rhea received $8,000 in expense advances in August 2005. The expenses at issue were legitimate expenses incurred in multiple trips to Europe, New York, Canada, Dallas and Houston, all on company trips and most at the bequest of the directors and shareholders now challenging the expenses. Mr. Rhea even individually paid a portion of Mr. Chester’s own salary to help the company. Mr. Rhea is currently owed expenses exceeding $1,000, above and beyond the $8,000. The suggestion that the expenses were inappropriate, were misappropriations, or should have been reimbursed to the company is completely false.

               3.         The allegations in the “report” prepared by Mr. Wylie are absolutely false and designed to besmirch Mr. Rhea and challenge his credibility in the face of the information learned about Messrs. Wylie and Chester.

               4.         Contrary to the termination letter, Mr. Rhea has not failed to honor his employment contract, has not failed to perform his duties, has not willfully failed to obey the instructions of the board of directors, has not made misrepresentation to anyone, or wrongfully committed any of the other miscellaneous acts described. The opposite is true. The company has seen its stock price increase approximately 200% since Mr. Rhea joined the company, despite being impaired by having to deal with an unqualified, convicted felon as a senior executive.

Sincerely,

“Kirk W. Evans”
Kirk W. Evans

KWE/acr